Filed Pursuant to Rule 424(B)(3)
Registration Statement No. 333-122977
Prospectus Supplement to the Prospectus dated March 15, 2005 and the Prospectus Supplement dated March 15, 2005 — No. 516

The Goldman Sachs Group, Inc. Medium-Term Notes, Series

USD 25,000,000
Basket Linked Note due 2015
(Linked to the TOPIX® Index, Dow Jones Euro STOXX 50sm Index, FTSEtm 100 Index and the
Swiss Market Index SMI®)

     The amount that you will be paid on your note on the stated maturity date, August 30, 2015 (subject to extension), is determined based on the percentage increase, if any, of a basket of four international equity indices from the initial basket level to the final basket level. The final basket level will be determined on the determination date by averaging the basket closing levels on a series of 13 specified averaging dates during the final year of the term of the notes. On the stated maturity date, we will pay you an amount in cash equal to 100% of the face amount of your note plus the supplemental payment amount (calculated as set forth on page S-2), if any.
     On the stated maturity date, you will receive the following:

•	If the final basket level increases from the initial basket level, you will receive (i) the face amount of your note plus (ii) the face amount of your note multiplied by the percentage increase in the basket level (calculated as set forth on page S-2) multiplied by the participation rate. The participation rate will be 2.04.

•	If the final basket level is less than or equal to the initial basket level, you will receive only the face amount of each note.
     The initial basket level will be set at 100,000 units. The initial weighted value for each of the indices, determined by multiplying the initial weight of the index by the initial basket level, is 27,500 units for the TOPIX Index, 33,000 units for the Dow Jones Euro STOXX 50 Index, 29,000 units for the FTSE 100 Index and 10,500 units for the Swiss Market Index.
     The final basket level will equal the arithmetic average of the basket closing levels on each of 13 specified averaging dates during the final year of the term of the notes. The basket closing level for each averaging date (subject to trading day adjustment and market disruption in each case) will equal the sum of the results of dividing the closing level of each of the four indices on such averaging date by the respective initial level of each of the indices and then multiplying by the respective initial weighted value of each of the indices.
     Because the return on the basket can be negative, there may be no supplemental payment amount at maturity. In any event, you will receive at least the face amount of your note at maturity. The supplemental payment amount is calculated solely by reference to the basket level on the averaging dates. The notes bear no interest and no other payments will be made prior to the stated maturity date.
     The return on your note with respect to these indices will reflect only the percentage increase, if any, of the indices over the term of the notes, subject to the initial weightings of the indices in the basket, and will not reflect any change in the value of the U.S. dollar versus any local currency:

Initial
Index	Weighting in Basket

TOPIX Index	27.50%
Dow Jones Euro STOXX 50 Index	33.00%
FTSE 100 Index	29.00%
Swiss Market Index	10.50%
     Because we have provided only a brief summary of the terms of your note above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Note” on page S-14.
     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific To Your Note” on page S-7 so that you may better understand those risks.
Original issue date (settlement date): August 30, 2005
Original issue price: 100% of the face amount
Net proceeds to The Goldman Sachs Group, Inc.: 99.55% of the face amount
Underwriting discount: .45% of the face amount

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Prospectus Supplement dated August 23, 2005.

       TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed, or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.
       The Dow Jones Euro STOXX 50sm Index is owned by STOXX LIMITED. The name of the index is a service mark of DOW JONES & COMPANY, INC. and has been licensed for certain purposes by us. The notes are not sponsored, endorsed, sold or promoted by STOXX LIMITED or DOW JONES & COMPANY, INC.
       “FTSEtm” and “Footsietm” are trademarks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. The notes are not sponsored, endorsed or otherwise promoted by FTSE International Limited or by the London Stock Exchange Plc or by The Financial Times Limited.
       Swiss Market Index SMI® is a registered trademark of the SWX Swiss Exchange which is used under license. The notes are neither sponsored, endorsed, sold nor promoted by the SWX Swiss Exchange. All liability is excluded.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Note” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated March 15, 2005, as supplemented by the accompanying prospectus supplement, dated March 15, 2005, of The Goldman Sachs Group, Inc.
Key Terms
Issuer: The Goldman Sachs Group, Inc.
Face amount: each note will have a face amount equal to USD 1,000; USD 25,000,000 in the aggregate for all the offered notes
Indices: each of the TOPIX Index (Bloomberg: “TPX”), Dow Jones Euro STOXX 50 Index (Bloomberg: “SX5E”), FTSE 100 Index (Bloomberg: “UKX”) and the Swiss Market Index (Bloomberg: “SMI”), each of which is denominated in a local currency.
Initial index level: 1,275.61 for the TOPIX Index, 3,299.28 for the Dow Jones Euro STOXX 50 Index, 5,300.20 for the FTSE 100 Index and 6,565.32 for the Swiss Market Index
Basket closing level: The basket closing level for each averaging date (as described below) will equal the sum of (i) the closing level of the Dow Jones Euro STOXX 50 Index on such averaging date divided by the initial level of the Dow Jones Euro STOXX 50 Index multiplied by the initial weighted value for the Dow Jones Euro STOXX 50 Index, (ii) the closing level of the FTSE 100 Index on such averaging date divided by the initial level of the FTSE 100 Index multiplied by the initial weighted value of the FTSE 100 Index, (iii) the closing level of the TOPIX Index on such averaging date divided by the initial level of the TOPIX Index multiplied by the initial weighted value of the TOPIX Index and (iv) the closing level of the Swiss Market Index on such averaging date divided by the initial level of the Swiss Market Index multiplied by the initial weighted value of the Swiss Market Index, except in the limited circumstances described under “Specific Terms of Your Note — Consequences of a Market Disruption Event at page S-17 and subject to adjustment as provided under “Specific Terms of Your Note — Discontinuance or Modification of the Indices” on page S-17
Payment amount: on the stated maturity date, we will pay the holder of each note an amount in cash equal to the sum of (1) the outstanding face amount of the note plus (2) the supplemental payment amount, if any. The notes will bear no interest and no other payments will be made prior to the stated maturity date
Supplemental payment amount: we will calculate the supplemental payment amount, if any, on each note as follows:

•	if the final basket level increases from the initial basket level, the supplemental payment amount will equal the face amount of the note multiplied by the percentage increase from the initial basket level multiplied by the participation rate;

•	if the final basket level is less than or equal to the initial basket level, the supplemental payment amount will be zero.
The percentage increase, if any, of the basket will be determined by subtracting the initial basket level from the final basket level and then dividing by the initial basket level.
If the supplemental payment amount is zero, you will only receive the face amount of your note.

Participation rate: the participation rate will be 2.04
Initial basket level: the initial basket level will be set at 100,000 units
Initial weighted value: the initial weighted value for each of the indices, determined by multiplying the initial weight of the index by the initial basket level, is 27,500 units for the TOPIX Index, 33,000 units for the Dow Jones Euro STOXX 50 Index, 29,000 units for the FTSE 100 Index and 10,500 units for the Swiss Market Index.

	Initial Index	Initial
Index	Level	Weight	Initial Weighted Value

TOPIX	1,275.61	27.50%	27,500 units
Dow Jones Euro STOXX 50	3,299.28	33.00%	33,000 units
FTSE 100	5,300.20	29.00%	29,000 units
Swiss Market	6,565.32	10.50%	10,500 units
Final basket level: the final basket level will equal the arithmetic average of the basket closing levels on each of the 13 specified averaging dates during the final year of the term of the notes. The final basket level will be determined by the calculation agent on the determination date.
Trade date: August 23, 2005
Stated maturity date: August 30, 2015, unless extended for up to six business days
Determination date: the fifth trading day prior to August 30, 2015, unless extended for up to five business days
Averaging dates: August 26, 2014, September 24, 2014, October 23, 2014, November 25, 2014, December 29, 2014, January 23, 2015, February 23, 2015, March 23, 2015, April 23, 2015, May 26, 2015, June 23, 2015, July 23, 2015 and August 24, 2015 (each, an averaging date) unless, in each case, extended for up to six business days due to non-trading days or a market disruption event, as described below
No interest: the offered notes will not bear interest
No listing: the offered notes will not be listed on any securities exchange, or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
Business day: as described on page S-18
Trading day: as described on page S-18

Q&A
How Do The Notes Work?
       The notes offered by this prospectus supplement will have a stated maturity date of August 30, 2015. The return on the notes is linked to the performance of a weighted basket of four international equity indices. The initial weightings of the four indices are 27.50% for the TOPIX Index, 33.00% for the Dow Jones Euro STOXX 50 Index, 29.00% for the FTSE 100 Index and 10.50% for the Swiss Market Index. The notes will bear no interest and no other payments will be made prior to the stated maturity date. Depending on the performance of the basket, you may receive only the face amount of your note.
       As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Note” on page S-14.
Who Should Or Should Not Consider An Investment In The Notes?
       We have designed the notes for investors who want to protect their investment by receiving at the stated maturity at least the face amount of their note, while also having an opportunity to participate in 204% of the potential appreciation of a basket of four international equity indices. However, if the amount payable on your note on the stated maturity date is the face amount of your note, or even if the amount payable exceeds the face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific to Your Note — Your Note Does Not Bear Interest” on page S-7.
What Will I Receive On The Stated Maturity Date Of The Notes?
       For each offered note outstanding on the stated maturity date, we will pay an amount in cash equal to the outstanding face amount of the note plus the supplemental payment amount, if any. The supplemental payment amount is calculated as follows:

•	if the final basket level increases from the initial basket level, the supplemental payment amount will equal the face amount of the note multiplied by the percentage increase from the initial basket level multiplied by a participation rate of 2.04.

•	if the final basket level is less than or equal to the initial basket level, the supplemental payment amount will be zero.
       The percentage increase, if any, of the basket will be determined by subtracting the initial basket level from the final basket level and then dividing by the initial basket level.
       The final basket level will equal the arithmetic average of the basket closing levels on each of 13 specified averaging dates during the final year of the term and the notes.
       If the supplemental payment amount is zero, on the stated maturity date you will only receive the face amount of your note. Because the return on the basket can be negative, there may be no supplemental payment amount at maturity, although, in any event you will receive at least the face amount of your note.
What Will I Receive If I Sell The Note Prior To The Stated Maturity Date?
       If you sell your note prior to the stated maturity date, you will receive the market price for your note. The market price for your note may be influenced by many factors, such as interest rates and the volatility of the indices. Depending on the impact of these factors, you may receive significantly less than the face amount of your note in any sale of your note before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this prospectus supplement (as defined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific To Your Note — Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price” on page S-7 and “Additional Risk Factors Specific To Your Note — The Market Value of Your Note May Be Influenced By Many Factors That Are Unpredictable And Interrelated In Complex Ways” on page S-9.
Hypothetical Examples
       If the final basket level is greater than the initial basket level, the total payment amount on each offered note at the stated maturity will exceed the outstanding face amount. If the final basket level is less than or equal to the initial basket level, the holder of each offered note will receive only the face amount. In no event will you lose your initial investment in a note if you buy the note upon issuance and hold it until the stated maturity date.
       We have assumed for the following table and examples that no market disruption event occurs. We have also assumed that the note is purchased on the original issue date and held until the stated maturity date and that the participation rate is 2.04. If you sell your note before the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table and examples below. For a discussion of some of these factors, see “Additional Risk Factors Specific To Your Note” beginning on page S-7.
       The following table and examples are based on index returns that are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your note; no one can predict what the value of the indices will be on any of the specified averaging dates. The actual levels of the indices have been highly volatile — meaning that the index levels have changed substantially in relatively short periods — in the past, and their future performance cannot be predicted. Further, the negative performance of one index may offset any positive performance of any other index. See “Additional Risk Factors Specific To Your Note — The Lower Performance Of One Index May Offset An Increase In The Other Indices” on page S-8. Also, the weighting of each index will be a factor in the realization of any percentage increase in such index over the life of the notes. The final basket level will depend on the average of basket closing levels on each of the averaging dates. For more details about hypothetical returns on your note, please see the following examples and “Hypothetical Returns On Your Note” on page S-20.
       For these reasons, the actual performance of the indices over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the indices shown elsewhere in this prospectus supplement. For information about the level of the indices during recent periods, see “The Indices — Historical Closing Levels Of The Indices” on page S-23.
       The examples below also assume that there is no change in or affecting the composition of the index stocks in the indices or the method by which the index sponsors calculate the index levels, that there is no change in the relative weighting of any index stock in a particular index, and that no market disruption event occurs with respect to any index.
       In the table below, the levels in the left column represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical basket levels and the participation rate of 2.04 and are expressed as percentages of the face amount of a note.

Hypothetical Final Basket Level	Hypothetical Payment Amount as
as Percentage of	Percentage of Face Amount
Initial Basket Level	on the Stated Maturity Date

200%	304.00%
175%	253.00%
160%	222.40%
140%	181.60%
120%	140.80%
100%	100%
95%	100%
90%	100%
80%	100%
50%	100%
30%	100%
0%	100%
       The final basket level will be determined based on the performance of each of the indices, by averaging the basket closing levels on each of 13 specified averaging dates during the final year of the term of the notes.
Who Publishes The Indices And What Does Each Index Measure?
       Please see “The Indices” on page S-23 for a description of the four international equity indices.
What About Taxes?
       If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based upon an estimated yield for the notes, even though you will not receive any payments from us until maturity. This estimated yield is determined solely to calculate the amount you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize upon the sale or maturity of the notes will be taxed as ordinary interest income. If you purchase the notes at a time other than the original issue date, the tax consequences to you may be different.
       For further information you should refer to “Supplemental Discussion of Federal Income Tax Consequences” on page S-29.

Additional Risk Factors Specific To Your Note

An investment in your note is subject to the risks described below as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated March 15, 2005. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the index stocks i.e. the stocks comprising the indices to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.
Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price
       The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
       If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value Of Your Note May Be Influenced By Many Factors That Are Unpredictable And Interrelated In Complex Ways” below.
       Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
       There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Note May Not Have An Active Trading Market” below.
The Payment Amount On Your Note On The Stated Maturity Date May Be Less Than It Would Have Been Had The Payment Amount Been Linked To The Actual, Rather Than Averaged, Return On The Index
       The payment amount on your note depends on the final basket level. Because the final basket level is based on the average of 13 basket closing levels as determined on the specified averaging dates, the final basket level may be significantly less than the actual return on the basket over the life of the notes. As a result, the payment amount on your note on the stated maturity date may be less than it would have been had the calculation of the payment amount been linked to the actual return on the basket.
       These situations may arise even if the level of the basket significantly exceeds the initial basket level for the basket at maturity or at other times during the term of the notes. It is also possible that the actual basket level at the stated maturity date or at other times during the term of the notes will be higher than the final basket level. For example, the difference between the final basket level and the level of the basket on the stated maturity date could be particularly large if there is a significant increase in the level of the basket during the final few months of the term of the notes.
       If the final basket level is equal to or is less than the initial basket level, the payment amount for your note on the stated maturity date will equal only the face amount of your note.
Your Note Does Not Bear Interest
       You will not receive any interest payments on your note. Even if the amount payable on your note on the stated maturity date exceeds the face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described under “Supplemental Discussion Of Federal Income Tax Consequences” below, you will have to pay tax on deemed interest amounts even though your note does not bear periodic interest.
You May Not Receive A Supplemental Payment Amount Even If The Level Of The Basket Is Higher At Any Time During The Term Of The Note Or At Maturity Than As Of The Original Issue Date
       The performance of the basket will be based on the basket closing levels, measured on the specified averaging dates and then averaged on the determination date. As a result, the supplemental payment amount may be zero even though the level of the basket is significantly higher at any time during the term of the note or at maturity than on the trade date depending on the extent to which, during the period beginning one year prior to the determination date and ending on the determination date, the level of the basket is below the initial basket level.
The Lower Performance Of One Index May Offset An Increase In The Other Indices
       The basket is comprised of four international equity indices which are not equally weighted. Because the initial weightings of the four indices are not the same, declines in the level of one index may offset increases in the levels of the other indices. As a result, the return on the basket — and thus on your note — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your note at maturity.
An Investment In The Offered Notes Is Subject To Risks Associated With Foreign
Securities Markets
       The indices that comprise the basket include stocks issued by foreign companies in Europe and Japan. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the indices may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
       Securities prices in Europe and Japan are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Return On Your Note Will Not Reflect Any Dividends Paid On The Index Stocks
       Each index sponsor calculates the level of the applicable index by reference to the prices of the common stocks included in the relevant index, without taking account of the value of the dividends paid on those stocks. Therefore, the return on your note will not reflect the return you would realize if you actually owned the stocks included in each of the indices and received the dividends paid on those stocks. However, for all four indices, you will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights Or Rights To Receive Any Stock” below for additional information.
The Market Value Of Your Note May Be Influenced By Many Factors That Are Unpredictable And Interrelated In Complex Ways
       When we refer to the market value of your note, we mean the value that you could receive for your note if you chose to sell it in the open market before the stated maturity date. The market value of your note will be affected by many factors that are beyond our control and are unpredictable. For more information about the value of your note in the secondary market, see — “Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Note On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price” above.
       Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your note may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your note, may offset any positive effect that an increase in the level of the basket attributable to favorable political or economic developments in Europe and Japan could have. The following paragraphs describe the expected impact on the market value of your note given a change in a specific factor, assuming all other conditions remain constant.
The Level Of The Basket Will Affect The Market Value Of Your Note
       We expect that the market value of your note at any particular time will depend substantially on the amount, if any, by which the level of the basket at that time has risen above or has fallen below the initial basket level. If you sell your note prior to maturity, you may receive substantially less than the amount that would be payable on the stated maturity date based on a final basket level equal to that current level because of an expectation that the level of the basket will continue to fluctuate until the final basket level is determined. Fluctuating foreign dividend rates may affect the level of the basket and, indirectly, the market value of your note. Economic, financial, regulatory, political, military and other developments that affect stock markets generally and the stocks underlying the basket may also affect the level of the basket and, indirectly, the market value of your note.
       As indicated under “The Indices — Historical Closing Levels Of The Indices” below, the levels of the indices comprised in the basket have been highly volatile at times in the past and may, in the future, experience significant fluctuations. It is impossible to predict whether the levels of the basket will rise or fall. In addition, we cannot predict whether future changes in the market prices of the basket stocks will correlate with past changes.
Changes In Interest Rates Are Likely To Affect The Market Value Of Your Note
       Because we will pay, at a minimum, the outstanding face amount of your note, we expect that the market value of your note, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your note and a traditional debt security to different degrees. In most scenarios, if U.S. interest rates increase, we expect that the market value of your note will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your note will increase.
Changes In The Volatility Of The Levels Of The Indices Are Likely To Affect The Market Value Of Your Note
       The volatility of the indices refers to the magnitude and frequency of the changes in the level of the indices. In most scenarios, if the volatility of the level of one or more of the indices comprising the basket increases, we expect that the market value of your note will increase and, conversely, if the volatility of the level of one or more of the indices comprising the basket decreases, we expect that the market value of your note will decrease.
The Time Remaining To Maturity Is Likely To Affect The Market Value Of Your Note
       Before the stated maturity date, the market value of your note may be higher than one would expect if that value were based solely on the level of the basket and the level of interest rates. This difference would reflect a “time value” due to expectations concerning the level of the basket and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time value will decrease, lowering the market value of your note.
Changes In Our Credit Ratings May Affect The Market Value Of Your Note
       Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your note. However, because your return on your note is dependent upon factors, such as the level of the basket and interest rates, in addition to our ability to pay our obligation on your note, an improvement in our credit ratings will not reduce the other investment risks related to your note.
If The Levels Of The Indices Change, The Market Value Of Your Note May Not
Change In The Same Manner
       Your note may trade quite differently from the performance of the indices comprising the basket. Changes in the levels of those indices may not result in a comparable change in the market value of your note. In part, this is because of the weightings assigned to the indices. We discuss some of the reasons for this disparity under “— The Market Value of Your Note May Be Influenced By Many Factors That Are Unpredictable And Interrelated In Complex Ways” above.
We Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs
       If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the closing level of any of the indices comprising the basket is not available on the determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final basket level of the basket based on its assessment, made in its sole discretion, of the closing levels of the indices at that time as described under “Specific Terms of Your Note — Averaging Dates” and “— Consequences of a Market Disruption Event” below.
Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Indices, The Currencies They Are Denominated In Or The Index Stocks May Impair The Market Value Of Your Note
       As we describe under “Use of Proceeds and Hedging” below, we, through Goldman,

Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the indices and foreign currencies. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the indices or the stocks comprising those indices, which we refer to as index stocks, or the foreign currencies in which the indices are denominated, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of one or more of the indices or one or more of the index stocks or the foreign currencies in which the indices are denominated. Any of these hedging activities may adversely affect the levels of one or more of the indices — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your note and the amount we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.
       Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to any of the indices, index stocks or foreign currencies for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the levels of one or more of the indices — directly or indirectly by affecting the price of the indices’ stocks — and, therefore, the market value of your note and the amount we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of one or more of the indices or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the amount we will pay on your note at maturity.
You Have No Shareholder Rights Or Rights To Receive Any Stock
       Investing in your note will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your note will be paid in cash, and you will have no right to receive delivery of any stocks.
Our Business Activities May Create Conflicts Of Interest Between You And Us
       As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the indices and in the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the levels of the indices, could be adverse to your interests as a beneficial owner of your note.
       Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to some or all of the issuers of the index stocks and with respect to any of the indices. Any of these activities by any of our affiliates may affect the level of one or more of the indices and, therefore, the market value of your note and the amount we will pay on your note at maturity.
As Calculation Agent, Goldman, Sachs & Co. Will Have The Authority To Make Determinations That Could Affect The Market Value Of Your Note, When Your Note Matures And The Amount You Receive At Maturity
       As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, the basket closing level on the averaging dates, the final basket level on the determination date, which we will use to determine how much cash we must pay on the stated maturity date, and determining whether to postpone the averaging dates, the determination date and/or the stated maturity date because of a market disruption event. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Note” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts Of Interest Between You And Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Policies Of The Index Sponsors And Changes That Affect The Indices Or The
Index Stocks Could Affect The Amount Payable On Your Note And Its Market Value
       The policies of the index sponsors concerning the calculation of the index levels, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index levels could affect the index levels and, therefore, the amount payable on your note on the stated maturity date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if any of the index sponsors changes these policies, for example by changing the manner in which it calculates the index levels, or if any index sponsor discontinues or suspends calculation or publication of the index levels, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the index levels are not available on the determination date or averaging dates because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index levels on the determination date or averaging dates and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index levels on the determination date or averaging dates and the amount payable on your note more fully under “Specific Terms of Your Note — Discontinuance or Modification of the Indices” and “— Role of Calculation Agent” below.
There Is No Affiliation Between The Index Stock Issuers Or The Index Sponsors And Us, And We Are Not Responsible For Any Disclosure By Any of The Index Stock Issuers
       Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsors. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with many of the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the indices or any of the other index stock issuers. You, as an investor in your note, should make your own investigation into the indices and the index stock issuers. See “The Indices” below for additional information about the indices.
       Neither the index sponsors nor the index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Neither the index sponsors nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your note.
Your Note May Not Have An Active Trading Market
       Your note will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.
Certain Considerations For Insurance Companies And Employee Benefit Plans
       Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTE

Please note that in this section entitled “Specific Terms of Your Note”, references to “holders” mean those who own notes registered in their own names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
       The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
       In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your note:
No interest: we will pay no interest on your note
Specified currency:

•	U.S. dollars
Form of note:

•	global form only: yes, at DTC

•	non-global form available: no
Denominations: each note registered in the name of a holder must have a face amount of USD 1,000 or integral multiples thereof
Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no
Other terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “— Special Calculation Provisions” below

•	a business day for your note may not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your note will not be the same as a trading day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below
       Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your note in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
       We describe the terms of your note in more detail below.
Indices, Index Sponsors and Index Stocks
       In this prospectus supplement, when we refer to the indices, we mean the indices specified on the front cover page, or any successor to any of the indices, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Indices” below. When we refer to an index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the applicable index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the indices as then in effect, after giving effect to any additions, deletions or substitutions.
Payment of Principal on Stated Maturity Date
       On the stated maturity date, we will pay as principal to the holder of your note cash in an amount equal to the sum of the outstanding face amount plus the supplemental payment amount, if any. The supplemental payment amount is equal to:

•	if the final basket level increases from the initial basket level, the supplemental payment amount will equal the face amount of the note multiplied by the percentage increase from the initial basket level multiplied by a participation rate of 2.04.

•	if the final basket level is less than or equal to the initial basket level, the supplemental payment amount will be zero.
       If the supplemental payment amount is zero, you will only receive the face amount of your note.
       The percentage increase, if any, of the basket will be determined by subtracting the initial basket level from the final basket level and then dividing by the initial basket level.
       The initial weight of each index is set forth in the table below.

	Initial Index		Initial Weighted
Index	Level	Initial Weight	Value

TOPIX	1,275.61	27.50%	27,500 units
Dow Jones Euro STOXX 50	3,299.28	33.00%	33,000 units
FTSE 100	5,300.20	29.00%	29,000 units
Swiss Market	6,565.32	10.50%	10,500 units
       As a result, we will pay you a supplemental payment amount if the final basket level is greater than the initial basket level. If the final basket level is less than or equal to the initial basket level, the supplemental payment amount will be zero.
Final Basket Level
       The final basket level will equal the arithmetic average of the basket closing levels on each of the 13 specified averaging dates during the final year of the term of the notes, and the final basket level will be determined by the calculation agent on the determination date. We describe the specified averaging dates under “— Averaging Dates” below.
Basket closing level
       The basket closing level for each averaging date (as described below) will equal the sum of (i) the closing level of the Dow Jones Euro STOXX 50 Index on such averaging date divided by the initial level of the Dow Jones Euro STOXX 50 Index multiplied by the initial weighted value for the Dow Jones Euro STOXX 50 Index, (ii) the closing level of the FTSE 100 Index on such averaging date divided by the initial level of the FTSE 100 Index multiplied by the initial weighted value of the FTSE 100 Index, (iii) the closing level of the TOPIX Index on such averaging date divided by the initial level of the TOPIX Index multiplied by the initial weighted value of the TOPIX Index and (iv) the closing level of the Swiss Market Index on such averaging date divided by the initial level of the Swiss Market Index multiplied by the initial weighted value of the Swiss Market Index, except in the limited circumstances described under “Specific Terms of Your Note — Consequences of a

Market Disruption Event at page S-16 and subject to adjustment as provided under “Specific Terms of Your Note — Discontinuance or Modification of the Indices” on page S-16
Initial basket level
       The initial basket level will be set at 100,000 units.
Initial weighted value
       The initial weighted value for each of the indices, determined by multiplying the initial weight of the index by the initial basket level is set forth under “Specific Terms Of Your Note — Payment of Principal on Stated Maturity Date” above.
Stated Maturity Date
       The stated maturity date will be August 30, 2015, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth trading day before this applicable day is not the determination date described below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day after August 30, 2015 or, if August 30, 2015 is not a business day, later than the sixth business day after August 30, 2015. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on a day that would otherwise be the determination date. We describe market disruption events and currency disruption events under “— Special Calculation Provisions” below.
Averaging Dates
       The specified averaging dates will be August 26, 2014, September 24, 2014, October 23, 2014, November 25, 2014, December 29, 2014, January 23, 2015, February 23, 2015, March 23, 2015, April 23, 2015, May 26, 2015, June 23, 2015, July 23, 2015 and August 24, 2015 (each, an averaging date), in each case subject to adjustment for trading days or market disruption events with respect to an index as described in the following paragraph unless that day is not a trading day, in which case that averaging date will be the next following trading day. The calculation agent may postpone any specified averaging date if a market disruption event occurs or is continuing on a day that would otherwise be that averaging date.
       If any of the 13 specified averaging dates is not a trading day or if a market disruption event occurs on any such date with respect to an index, such averaging date with respect to that index will be the immediately succeeding trading day during which no market disruption event shall have occurred, except that the final specified averaging date may not be postponed more than five business days; provided that, with respect to any index, if a market disruption event has occurred on each of the five trading days immediately succeeding any of the scheduled averaging dates, the calculation agent will determine the applicable index closing level on such fifth succeeding trading day or, in the case of the final specified averaging date, the fifth succeeding business day, in accordance with the formula for calculating the value of the applicable index last in effect prior to the commencement of the market disruption event, without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such fifth succeeding trading day (or in the case of the final specified averaging date, if the fifth succeeding business day is not also a trading day, then on the most recent trading day prior to such fifth succeeding business day) of each security most recently comprising the applicable index. We describe market disruption events under “— Special Calculation Provisions” below. The consequences of such an event are discussed under “— Consequences of a Market Disruption Event” below.
Determination Date
       The determination date will be the fifth trading day before August 30, 2015 unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that no market disruption event occurs or is continuing. In no event, however, will the determination date be later than August 30, 2015 or, if August 30, 2015 is not a business day, later than the first business day after August 30, 2015.
Consequences of a Market Disruption Event
       As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be an averaging date, then the averaging date will be postponed to the next trading day on which no market disruption event occurs and is not continuing. In no event, however, will any averaging date be postponed by more than five trading days except for the final specified averaging date, which may not be postponed more than five business days.
       If any averaging date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the relevant averaging date. If the calculation agent determines that the levels of any of the indices comprising the basket are not available on any last possible averaging date or determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the basket closing level and/or final basket level based on its assessment, made in its sole discretion, of the closing levels of the indices, on that day as described under “— Averaging Dates” above.
Discontinuance or Modification of the Indices
       If any of the index sponsors discontinues publication of its applicable index and that index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the applicable index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.
       If the calculation agent determines that the publication of any of the indices is discontinued and there is no successor index, or that the level of any of the indices is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the applicable index.
       If the calculation agent determines that any index, the stocks comprising any index or the method of calculating any index is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the applicable index or the method of its calculation as it believes are appropriate to ensure that the applicable final index level used to determine the amount payable on the stated maturity date is equitable.
       All determinations and adjustments to be made by the calculation agent with respect to any index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.
Default Amount on Acceleration
       If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
       For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.
Manner of Payment
       Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
       As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
       The calculation agent in its sole discretion will make all determinations regarding the initial weighted value of each index, the final basket level, the basket percentage return, the basket closing levels, market disruption events, trading days, business days, averaging dates, the default amount, the supplemental payment amount and the payment amount on your note, to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
       Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your note. We may change the calculation agent for your note at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
Special Calculation Provisions
Business Day
       When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the accompanying prospectus.
Trading Day
       When we refer to a trading day with respect to your note, we mean a day on which the respective principal securities markets for all the index stocks are open for trading, all of the index sponsors are open for business and all of the indices are calculated and published by the index sponsors.
Default Amount
       The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the principal amount of your note plus the supplemental payment amount, if any. If the maturity of your note is accelerated as described above, the final basket level will be determined by the calculation agent as promptly as possible after the date of acceleration but in no event later than two business days after the date of acceleration, and the basket closing level on any of the 13 specified averaging dates scheduled to occur on or after the date of acceleration will be deemed to equal the basket closing level on the date of acceleration. If the date of acceleration is not a trading date or if a market disruption event occurs or is continuing on the date of acceleration, then the final basket level will be determined by the calculation agent, in its sole discretion, on the first following trading day on which the calculation agent determines that no market disruption event occurs or is continuing and in no event later than two business days after the date of acceleration. If the maturity of your note is accelerated, we will, or will cause the Calculation Agent to, provide written notice to the office of the trustee in New York City, on which notice the trustee may conclusively rely, and to DTC of the default amount due with respect to your note as promptly as possible and in no event later than two business days after the date of acceleration.
Market Disruption Event
       Any of the following will be a market disruption event with respect to any one of the four indices:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.
       The following events will not be market disruption events with respect to an index:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to any of the indices or to any index stock.
       For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to any of the indices or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to any of the indices or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that index stock or those contracts, or

•	a disparity in bid and ask quotes relating to that index stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that market.
       As is the case throughout this prospectus supplement, references to an index in this description of market disruption events includes the applicable index and any successor index as it may be modified, replaced or adjusted from time to time.

HYPOTHETICAL RETURNS ON YOUR NOTE
       The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final basket levels on the determination date could have on the payment amount, assuming all other variables remain constant.
       Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks.
       If the final basket level is greater than the initial basket level, the total payment amount on each offered note at the stated maturity will exceed the outstanding face amount. If the final basket level is less than or equal to the initial basket level, the holder of each offered note will receive only the face amount. In no event will you lose your initial investment in a note if you buy the note upon issuance and hold it until the stated maturity date.
       We have assumed that the note is purchased on the original issue date and held until the stated maturity date and that no market disruption event has occurred. If you sell your note before the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Additional Risk Factors Specific to Your Note” above.
       The following table and examples are based on basket levels that are entirely hypothetical and do not take into account any taxes that you may owe as a result of owning your note; no one can predict what the market value of the indices will be on any of the specified averaging dates. The indices have been highly volatile — meaning that their levels have changed substantially in relatively short periods — in the past and their performance cannot be predicted for the future. Further, the negative performance of one index may offset any positive performance of any other index. See “Additional Risk Factors Specific To Your Note — The Lower Performance Of One Index May Offset An Increase In The Other Indices” on page S-8. Also, the weighting of each index will be a factor in the realization of any percentage increase in such index over the life of the notes. The final basket level will depend on the basket closing levels on each of the averaging dates.
       For these reasons, the actual performance of the indices over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the indices shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Indices — Historical Closing Levels of the Indices” below. Before investing in the offered notes, you should consult publicly available information to determine the level of the indices between the date of this prospectus supplement and the date of your purchase of the offered notes.
       The examples below also assume that there is no change in or affecting the composition of the index stocks in the indices or the method by which the index sponsors calculate the index levels, that there is no change in the relative weighting of any index stock in a particular index, and that no market disruption event occurs with respect to any index.
       The levels in the left column of the table represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The hypothetical payment amounts are based on a participation rate of 2.04. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final basket levels and are expressed as percentages of the face amount of a note.

Hypothetical Final Basket	Hypothetical Payment Amount as
Level as Percentage of	Percentage of Face Amount on
Initial Basket Level	the Stated Maturity Date

200%	304.00%
175%	253.00%
160%	222.40%
140%	181.60%
120%	140.80%
100%	100%
95%	100%
90%	100%
80%	100%
50%	100%
30%	100%
0%	100%
       The final basket level will be determined based on the performance of each of the indices, by averaging the basket closing levels on each of 13 specified averaging dates during the final year of the term of the notes.
       Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final basket level on the determination date or the market value of your note, nor can we predict the relationship between the basket level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the total rate of return on the offered notes will depend on the initial basket level, the initial weighted value for each index, the actual stated maturity date and the actual final basket level. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

USE OF PROCEEDS AND HEDGING
       We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
       In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to the indices as well as foreign currencies on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to and one or more of the indices or index stocks or foreign currencies. Consequently, with regard to your note, from time to time, we and/or our affiliates:

•	expect to acquire and dispose of positions in listed or over-the-counter options, futures or other instruments linked to some or all of the indices or some or all index stocks or foreign currencies,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may acquire or dispose of U.S. dollars in foreign exchange transactions involving the Japanese yen, euro, British pound sterling and Swiss franc.
       We and/or our affiliates may acquire a long or short position in securities similar to your note from time to time and may, in our or their sole discretion, hold or resell those securities.
       In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the indices, the index stocks or the foreign currencies. We expect these steps to involve sales of instruments linked to the indices and foreign currencies during the life of the notes. These steps also may involve sales and/or purchases of some or all of the index stock or listed or over-the-counter options, futures or other instruments linked to any one or more of the indices or the foreign currencies, some or all of the index stocks or indices designated to track the performance of the European and Japanese stock exchanges or other components of the European and Japanese equity markets.

The hedging activity discussed above may adversely affect the market value of your note from time to time and the amount we will pay on your note at maturity. See “Additional Risk Factors Specific To Your Note — Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Indices, The Currencies They Are Denominated In Or The Index Stocks May Impair The Market Value Of Your Note” and “— Our Business Activities May Create Conflicts Of Interest Between You And Us” above for a discussion of these adverse effects.

THE INDICES
       We have derived all information regarding each of the four indices contained in this prospectus supplement from publicly available information, without independent verification. Each of the index sponsors owns the copyright and all rights to its applicable index. None of the index sponsors have an obligation to continue to publish, and may discontinue publication of, its applicable index. The consequences of any of the index sponsor discontinuing or modifying its applicable index are described in the section entitled “Specific Terms of Your Note — Discontinuance or Modification of the Indices” above. We are not incorporating by reference any of the websites included below nor any material they may include into this prospectus supplement, the accompanying prospectus, dated March 15, 2005, or the accompanying prospectus supplement, dated March 15, 2005.
TOPIX Index
       The TOPIX, also known as the Tokyo Price Index, is a capitalization weighted index of all the companies listed on the First Section of the Tokyo Stock Exchange, Inc. (TSE). Domestic stocks admitted to the TSE are assigned either to the First Section or the Second Section. Stocks listed in the First Section, which number approximately 1,500, are among the most actively traded stocks on the TSE. The index is supplemented by the subindices of the 33 industry sectors and developed with a base index value of 100 as of January 4, 1968. The index calculation excludes temporary issues and preferred stocks. Additional information about the index is available on the website http://www.tse.or.jp/english/topix/topix/index.html. We are not incorporating by reference the website or any material it includes in this prospectus supplement.
Dow Jones Euro STOXX 50 Index
       The Dow Jones STOXX 50 Index is a capitalization-weighted index of 50 European blue-chip stocks. The index was developed with a base value of 1,000 as of December 31, 1991. Additional information about the index is available on the following website http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.
FTSE 100 Index
       The FTSE 100 Index is a capitalization-weighted index of the 100 most highly capitalized companies traded on the London Stock Exchange. The index was developed with a base level of 1,000 as of January 3, 1984. Additional information about the index is available on the website http://www.ftse.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.
Swiss Market Index
       The Swiss Market Index is a capitalization-weighted index of the largest and most liquid stocks traded on the Electronic Bourse System. The Swiss Market Index was developed with a base value of 1,500 as of June 30, 1988. Additional information about the index is available on the website http://www.swx.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.
Historical Closing Levels Of The Indices
       The respective closing levels of the indices have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of any of the indices during any period shown below is not an indication that the indices are more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the indices as an indication of future performance. We cannot give you any assurance that the future performance of the indices will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the indices. The actual initial basket level, which will serve as the baseline for determining the basket return, may differ substantially from the basket level on the date of this prospectus supplement (and may also differ from the level on the trade date). The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.
       The tables below show the high, the low and the last closing levels of each index for each of the four calendar quarters in 2003 and 2004 and for first three calendar quarters in 2005, through August 23, 2005 for the Dow Jones Euro STDXX 50 Index, FTSE 100 Index and Swiss Market Index and through August 24, 2005 for the TOPIX Index. We obtained the closing levels listed in the four tables below from Bloomberg Financial Services, without independent verification.
Quarterly High, Low and Closing Levels of the TOPIX Index

	High	Low	Close

2003
Quarter ended March 31	865.43	770.62	788.00
Quarter ended June 30	904.32	773.10	903.44
Quarter ended September 30	1,075.73	915.91	1,018.80
Quarter ended December 31	1,105.59	953.19	1,043.69
2004
Quarter ended March 31	1,179.23	1,022.61	1,179.23
Quarter ended June 30	1,217.87	1,053.77	1,189.60
Quarter ended September 30	1,188.42	1,084.64	1,102.11
Quarter ended December 31	1,149.63	1,073.20	1,149.63
2005
Quarter ended March 31	1,203.26	1,132.18	1,182.18
Quarter ended June 30	1,201.30	1,109.19	1,177.20
Quarter ending September 30 (through August 24, 2005)	1,275.61	1,177.61	1,275.61
Closing level of the index on August 24, 2005			1,275.61

Quarterly High, Low or Closing Levels of the Dow Jones Euro STOXX 50 Index

	High	Low	Close

2003
Quarter ended March 31	2,529.86	1,849.64	2,036.86
Quarter ended June 30	2,527.44	2,067.23	2,419.51
Quarter ended September 30	2,641.55	2,366.86	2,395.87
Quarter ended December 31	2,760.66	2,434.63	2,760.66
2004
Quarter ended March 31	2,959.71	2,702.05	2,787.49
Quarter ended June 30	2,905.88	2,659.85	2,811.08
Quarter ended September 30	2,806.62	2,580.04	2,726.30
Quarter ended December 31	2,955.11	2,734.37	2,951.24
2005
Quarter ended March 31	3,114.54	2,924.01	3,055.73
Quarter ended June 30	3,190.80	2,930.10	3,181.54
Quarter ending September 30 (through August 23, 2005)	3,370.84	3,170.06	3,299.28
Closing level of the index on August 23, 2005			3,299.28
Quarterly High, Low or Closing Levels of the FTSE 100 Index

	High	Low	Close

2003
Quarter ended March 31	4,009.50	3,287.00	3,613.30
Quarter ended June 30	4,207.00	3,684.80	4,031.20
Quarter ended September 30	4,314.70	3,693.96	4,091.30
Quarter ended December 31	4,476.90	4,169.20	4,476.90
2004
Quarter ended March 31	4,559.10	4,309.40	4,385.70
Quarter ended June 30	4,575.70	4,395.20	4,464.10
Quarter ended September 30	4,608.40	4,287.00	4,570.80
Quarter ended December 31	4,820.10	4,564.50	4,814.30
2005
Quarter ended March 31	5,060.80	4,783.60	4,894.40
Quarter ended June 30	5,114.10	4,789.40	5,113.20
Quarter ending September 30 (through August 23, 2005)	5,377.50	5,158.30	5,300.20
Closing level of the index on August 23, 2005			5,300.20

Quarterly High, Low or Closing Levels of the Swiss Market Index

	High	Low	Close

2003
Quarter ended March 31	4,965.30	3,675.40	4,085.60
Quarter ended June 30	4,992.50	4,135.50	4,813.70
Quarter ended September 30	5,422.60	4,700.80	5,043.50
Quarter ended December 31	4,587.80	5,061.00	5,487.80
2004
Quarter ended March 31	5,934.40	5,469.00	5,618.60
Quarter ended June 30	5,891.20	5,589.50	5,619.10
Quarter ended September 30	5,625.70	5,309.80	5,465.30
Quarter ended December 31	5,695.20	5,309.70	5,693.20
2005
Quarter ended March 31	6,014.58	5,669.60	5,929.70
Quarter ended June 30	6,294.15	5,840.55	6,253.08
Quarter ending September 30 (through August 23, 2005)	6,689.16	6,250.57	6,565.32
Closing level of the index on August 23, 2005			6,565.32
License Agreements
       We have entered or expect to enter into non-exclusive license agreements with each of the sponsors of the TOPIX, Dow Jones Euro STOXX 50, FTSE 100 and Swiss Market indices, whereby we and our affiliates, in exchange for a fee, are permitted to use the indices in connection with the offer and sale of the notes. We are not affiliated with any of the index sponsors; the only relationship between any of the index sponsors and us is the licensing of the use of such index and trademarks relating to such index.
       Neither The Goldman Sachs Group, Inc. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the indices or any successor indices.
License Agreement for the TOPIX Index
       We expect to enter into a non-exclusive license agreement with TSE, whereby Goldman Sachs, in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with TSE; the only relationship between TSE and Goldman Sachs is the licensing of the use of the index and trademarks relating to the index.
       TSE is under no obligation to continue the calculation and dissemination of the index. The offered notes are not sponsored, endorsed, or promoted by TSE. No inference should be drawn from the information contained in this prospectus supplement that TSE makes any representation or warranty, implied or express, to The Goldman Sachs Group, Inc., any holder of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes in particular or the ability of the index to track general stock market performance.
       TSE determines, composes and calculates the index without regard to your note. TSE has no obligation to take into account your interest, or that of anyone else having an interest, in your note in determining, composing or calculating the index. TSE is not responsible for and has not participated in the determination of the terms, prices or amount of your note and will not be responsible for or participate in any determination or calculation regarding the principal amount of your note payable at the stated maturity date. TSE has no obligation or liability in connection with the administration, marketing or trading of your note.

       Neither The Goldman Sachs Group, Inc. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index. TSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the index or the manner in which the index is applied in determining any initial index level or final index level or any amount payable upon maturity of the offered notes.
       THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS ARE SUBJECT TO THE INTELLECTUAL PROPERTY RIGHTS OWNED BY THE TOKYO STOCK EXCHANGE, INC. AND THE TOKYO STOCK EXCHANGE, INC. OWNS ALL RIGHTS RELATING TO THE TOPIX INDEX SUCH AS CALCULATION, PUBLICATION AND USE OF THE TOPIX INDEX VALUE AND RELATING TO THE TOPIX TRADEMARKS.
       THE TOKYO STOCK EXCHANGE, INC. SHALL RESERVE THE RIGHTS TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, TO CEASE THE CALCULATION OR PUBLICATION OF THE TOPIX INDEX VALUE OR TO CHANGE THE TOPIX TRADEMARKS OR CEASE THE USE THEREOF.
       THE TOKYO STOCK EXCHANGE, INC. MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER, EITHER AS TO THE RESULTS STEMMED FROM THE USE OF THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS OR AS TO THE FIGURE AT WHICH THE TOPIX INDEX VALUE STANDS ON ANY PARTICULAR DAY.
       THE TOKYO STOCK EXCHANGE, INC. GIVES NO ASSURANCE REGARDING ACCURACY OR COMPLETENESS OF THE TOPIX INDEX VALUE AND DATA CONTAINED THEREIN. FURTHER, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE LIABLE FOR THE MISCALCULATION, INCORRECT PUBLICATION, DELAYED OR INTERRUPTED PUBLICATION OF THE TOPIX INDEX VALUE.
       THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE TOKYO STOCK EXCHANGE, INC.
       THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BEAR ANY OBLIGATION TO GIVE AN EXPLANATION OF THE NOTES OR AN ADVISE ON INVESTMENTS TO ANY PURCHASER OF THE NOTES OR TO THE PUBLIC.
       THE TOKYO STOCK EXCHANGE, INC. NEITHER SELECTS SPECIFIC STOCKS OR GROUPS THEREOF NOR TAKES INTO ACCOUNT ANY NEEDS OF THE ISSUING COMPANY OR ANY PURCHASER OF THE NOTES, FOR CALCULATION OF THE TOPIX INDEX VALUE.
       INCLUDING BUT NOT LIMITED TO THE FOREGOING, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE RESPONSIBLE FOR ANY DAMAGE RESULTING FROM THE ISSUE AND SALE OF THE NOTES.
       All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by TSE. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.
License Agreement for the Dow Jones
Euro STOXX 50 Index
       The Dow Jones Euro STOXX 50 Index is owned and published by STOXX. The license agreement between STOXX and Goldman Sachs & Co. provides that the following language must be set forth in the prospectus supplement: The notes are not sponsored, endorsed, sold or promoted by STOXX LIMITED (“STOXX”) or DOW JONES & COMPANY, INC. (“DOW JONES”). Neither STOXX nor DOW JONES makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. The only relationship of STOXX to the Licensee is as the licensor of the Euro STOXX 50 Indextm and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the DOW JONES INDEXESsm and of certain trademarks, trade names and service marks of DOW JONES. The aforementioned Indexes are determined, composed and calculated by STOXX or DOW JONES, as the case may be, without regard to the Licensee or the Product(s). Neither STOXX nor DOW JONES is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Neither STOXX nor DOW JONES has any obligation or liability in connection with the administration, marketing or trading of the notes.
       NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN, AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND THE LICENSE OTHER THAN LICENSEE’S AFFILIATES.
License Agreement for the FTSE 100 Index
       The FTSE 100 Index is calculated by FTSE. The license agreement between FTSE International Limited and Goldman Sachs provides that the following language must be set forth in the prospectus supplement: The notes are not in any way sponsored, endorsed, sold or promoted by FTSE International Limited (“FTSE”) or by the London Stock Exchange Plc (the “Exchange”) or by the Financial Times Limited (“FT”) and neither FTSE or Exchange or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE 100 Index (the “Index”) and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated solely by FTSE. However, neither FTSE or Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the Index and neither FTSE or Exchange or FT shall be under any obligation to advise any person or any error therein.
       “FTSEtm” and “Footsietm” are trademarks of the London Stock Exchange Plc and The Financial Times Limited. and are used by FTSE International Limited under license.
License Agreement for the
Swiss Market Index
       We have entered into or expect to enter into a license agreement with the SWX Swiss Exchange for use, in exchange for a fee, of the index in connection with the offer and sale of the offered notes. These securities are not in any way sponsored, endorsed, sold or promoted by the SWX Swiss Exchange and the Swiss Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the SMI® index (the “Index”) and/or the figure at which the SMI® Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated solely by the SWX Swiss Exchange. However, the SWX Swiss Exchange shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and the SWX Swiss Exchange shall not be under any obligation to advise any person of any error therein.
       SMI® is a registered trademark of the SWX Swiss Exchange.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders. The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc.
       This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
       This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
       This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances.
       Your note will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of your note before your receipt of cash attributable to such income.
       You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Corporate Treasury Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.
       The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.
       If you purchase your note for an amount that differs from the note’s adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of your note will equal your note’s original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note.
       If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
       Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
       You will recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note at a price other than the adjusted issue price determined for tax purposes.
       Any gain you recognize upon the sale or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.
Backup Withholding And Information Reporting
       Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
       This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
       The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction”.
       The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.
       In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $70,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page

Summary Information	S-2
Q&A	S-4
Additional Risk Factors Specific to Your Note	S-7
Specific Terms of Your Note	S-14
Hypothetical Returns on Your Note	S-20
Use of Proceeds and Hedging	S-22
The Indices	S-23
Supplemental Discussion of Federal Income Tax Consequences	S-29
Employee Retirement Income Security Act	S-31
Supplemental Plan of Distribution	S-32
Prospectus Supplement dated March 15, 2005

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-20
Validity of the Notes	S-22

Prospectus dated March 15, 2005

Available Information	2
Prospectus Summary	4
Ratio of Earnings to Fixed Charges	8
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	69
Description of Capital Stock of The Goldman Sachs Group, Inc.	93
Legal Ownership and Book-Entry Issuance	98
Considerations Relating to Securities Issued in Bearer Form	104
Considerations Relating to Indexed Securities	109
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	112
Considerations Relating to Capital Securities	115
United States Taxation	118
Plan of Distribution	142
Employee Retirement Income Security Act	145
Validity of the Securities	145
Experts	145
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	146

USD 25,000,000
The Goldman Sachs
Group, Inc.
Basket Linked Note due 2015
(Linked to the TOPIX® Index, Dow Jones Euro
STOXX 50sm Index, FTSEtm 100 Index and the Swiss Market Index SMI®)
Medium-Term Notes, Series B

Goldman, Sachs & Co.